

Mail Stop 3010

April 23, 2010

Mr. Sal Gilbertie
President
Teucrium Trading, LLC
232 Hidden Lake Road
Building A
Brattleboro, Vermont 05301

> **Re:** **Teucrium Commodity Trust**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 29, 2010**
> **File No. 333-162033**

Dear Mr. Gilbertie:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We have referred your analysis as to how your planned investments would not subject the company to registration and regulation under the 1940 Act to the Division of Investment Management, which may have further comments.

2.   On the cover page of the prospectus and in the plan of distribution section, please discuss in greater detail the following:

- the initial price that will be paid per share by the initial Authorized Purchaser;
- the price per share at which the Authorized Purchasers will offer the shares to the public;
- the price that will be paid per share by Authorized Purchasers in the future who buy creation baskets of shares.

Note that if you are unable to provide the price of the securities, please explain the method by which the price will be determined. Please see Item 501(b)(3) of Regulation S-K.

Teucrium Commodity Trust Financial Statements, page 110

3.   We note your response to our prior comment from our March 5, 2010 letter and your amended filing. We continue to believe that in light of the structure of your commodity pool, you are required to present audited financial statements for both the registrant and for each registered series in your periodic reports as well as in any registration statements. Please refer to Article 3 of Regulation S-X, Items 307 and 308 of Regulation S-K, and Question 104.01 of the Compliance and Disclosure Interpretations on the Securities Act Sections which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm. To the extent you intend to deviate from these requirements, you should submit a pre-clearance request to the Division of Corporation Finance's Chief Accountant's Office (CF-OCA).

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: W. Thomas Conner, Esq.
        Sutherland Asbill & Brennan LLP *(via facsimile)*